EXHIBIT 99.7

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the "Company"), hereby certifies, to such officer's knowledge, that:

This annual report on Form 40-F for the year ended May 31, 2008 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Henri Harland
Henri Harland
President and Chief Executive Officer
Date: August 27, 2008

A signed original of this written statement required by Section 906 has been provided to Neptune Technologies & Bioressources Inc. and will be retained by Neptune Technologies & Bioressources Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Technologies & Bioressources Inc. (the "Company"), hereby certifies, to such officer's knowledge, that:

This annual report on Form 40-F for the year ended May 31, 2008 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ André Godin
André Godin
Vice-President Administration & Finance
Date: August 27, 2008

A signed original of this written statement required by Section 906 has been provided to Neptune Technologies & Bioressources Inc. and will be retained by Neptune Technologies & Bioressources Inc. and furnished to the Securities and Exchange Commission or its staff upon request.